UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February  , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON DRILLS 1,043 G/T AGEQ OVER 1.3 METRES
IN NEW DISCOVERY AT SILVER CITY

Toronto, Ontario – February 18, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce diamond drilling results from the 2020 drill program at the Silver City Project in Saxony, Germany, with assays from an additional eight holes still outstanding.

New Discovery at Grauer Wolf

●	High-grade silver discovery at Grauer Wolf, the fourth target drilled at Silver City:
○ 1,043 g/t silver equivalent (“AgEq”) over 1.3 metres (954 g/t Ag, 0.1 g/t Au, 0.7% Pb and 2.0% Zn), within 194 g/t AgEq over 8.1 metres (173 g/t Ag, 0.1 g/t, Au, 0.4% Pb and 0.3% Zn); and
○ 331 g/t AgEq over 1.2 metres (325 g/t Ag, 0.1 g/t Au, 0.03% Pb and 0.03% Zn) intersected in hanging wall;
●	Broad intersection of anomalous silver and gold encountered in second hole on section;
●	High-grade silver mineralization intersected on 12 kilometres of strike within 36 kilometre strike potential that remains to be tested.

“This high-grade silver discovery at Grauer Wolf adds a fourth priority area for follow-up in our 2021 drilling program at Silver City,” stated Ben Pullinger, SVP Geology & Corporate Development. “Importantly, the discovery is on a geological contact that saw little historical mining, opening up a parallel strike for additional potential discoveries. Drilling to date has confirmed high-grade silver mineralization over 12 kilometres of strike within 36 kilometres of strike potential on the project, demonstrating the impressive scale of this epithermal silver system. We are currently permitting the 2021 drilling program, with more extensive drilling planned for Bräunsdorf, Reichenbach, Peter Vein and now Grauer Wolf, while we also test additional fresh targets on this district-scale exploration project.”

	Interval		Interval	Ag	Pb	Zn	Au	AgEq(2)
Hole ID	From	To	(m)(1)	g/t	%	%	g/t	g/t
SC20GWO012	76.8	78.0	1.2	325	0.0	0.0	0.1	331
and	95.7	103.7	8.1	173	0.1	0.3	0.1	194
including	96.5	97.8	1.3	954	0.7	2.0	0.1	1,043

(1)	All intersections reported as core length. Additional drilling on the target is required to determine true width.
(2)	AgEq calculated using $1,800 Au/oz, $24.00 Ag/oz, $0.90 Pb/lb and $1.20 Zn/lb with 100% metallurgical recovery.

The Grauer Wolf target is on the lesser known and relatively unexploited mafic volcanic contact, approximately 1.5 kilometres north of the Reichenbach target, where drilling also intersected significant mineralization on the contact. This discovery further highlights the exploration potential along this second trend. Drilling at Grauer Wolf intersected a wide and brittle structural package with intense alteration and veining. High-grade silver and ancillary gold are hosted in epithermal veins with lower-grade material permeating the host units.

See Figure 1.

36 km
12 km
Bräunsdorf
License
Saxony
SC20GWO012
1.20 m @ 331 g/t AgEq
(325 g/t Ag, 0.1 g/t Au 0% Pb and 0% Zn)
And
8.1 m @ 194 g/t AgEq
(173 g/t Ag, 0.1 g/t Au, 0.1 % Pb and 0.0 % Zn)
Including
1.3 m @ 1,043 g/t AgEq
(954 g/t Ag, 0.1 g/t Au, 0.7 % Pb and 2.0 % Zn)
Munzig 10 km North
Kleinvoigtsberg
AGBR1220
Grauer Wolf
SC20GWO013
Peter Vein
AGBR0520
AGBR05B20
Reichenbach
AGBR05A20*
2.30 m @ 231 g/t AgEq
(183 g/t Ag, 0.4 g/t Au, 0.5% Pb and 0.2% Zn)
Including
0.45 m @ 1,042 g/t AgEq
(911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn)
AGBR1020*
1.90 m @ 191 g/t AgEq
(134 g/t Ag, 0.8 g/t Au 0% Pb and 0% Zn)
Including
0.71 m @ 505 g/t AgEq
(356 g/t Ag, 2.0 g/t Au, 0% Pb and 0% Zn)
AGBR0320
AGBR0820
Fortuna C
Fortuna A
AGBR0220
AGBR02A20
AGBR0720
Silver City Project
Drillhole
Assays pending
Historical workings
Volcanic/schist contact
Schist/gneiss contact
Bräunsdorf
AGBR0120*
2.05 m @ 101 g/t AgEq
(87 g/t Ag, 0.2 g/t Au, 0% Pb and 0.1% Zn)
Including
0.35 m @ 319 g/t AgEq
(300 g/t Ag, 0.2 g/t Au, 0% Pb and 0.2% Zn)
N
SC20SIF014
0
2,500
meters
EXCELLON
RESOURCES

SC20GWO012 is the eighth hole reported from the initial program with samples from eight holes outstanding. The 2020 program totaled 16 diamond drillholes for 3,700 metres. Overwhelming demand for lab services, combined with the logistical challenges of the pandemic, continue to result in delayed assay results for exploration companies globally. Additional results and updates will be provided in due course.

The 2020 drill program defined four priority targets, Bräunsdorf, Reichenbach, Peter Vein and now Grauer Wolf, which will be the initial focus for 2021 drilling. Additionally, the Company continues to develop and test new targets along the 36 kilometre strike length of the Bräunsdorf license.

The Silver City Project was mined for high-grade silver from the 11th until the late 19th century, when Germany left the silver standard in 1873 and the gold:silver ratio collapsed. Records from the project indicate high-grade silver production over substantial widths throughout the district. Excellon has embarked on the first modern day exploration program focused on precious metals.

Excellon holds an option to acquire a 100% interest in the Silver City Project from Globex Mining Enterprises Inc. (TSX: GMX) (OTCQX: GLBXF) and (FRA: G1MN).

Upcoming Webinar

Brendan Cahill, CEO of Excellon Resources, will present at Adelaide Capital’s Silver Week on February 19 at 2PM ET, followed by a question-and-answer period. Please register here if you would like to participate:

https://us02web.zoom.us/webinar/register/WN_0w8bBzrjQ6mX2rCvsLtDiQ.

The webinar will also be live streamed on YouTube for those who are unable to use Zoom: https://www.youtube.com/channel/UC7Jpt_DWjF1qSCzfKlpLMWw.

Questions may be asked during the webinar or can be emailed ahead of time to info@adcap.ca.

QA/QC

Drill core samples are prepared and assayed by Bureau Veritas Mineral Laboratories in Vancouver, Canada. The lab is accredited to ISO/IEC 17025:2017, RG-MINERAL. The company has a comprehensive QA/QC program, supervised by an independent Qualified Person.

Qualified Person

Mr. Ben Pullinger, P.Geo., Senior Vice President Geology & Corporate Development, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Ben Pullinger, Senior Vice President Geology & Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: February 18, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer